SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE TO

                               (Rule 14d-100)

      Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                             (Amendment No. 3)


                          ML MEDIA PARTNERS, L.P.

                     (Name of Subject Company (Issuer))

                       MLMP ACQUISITION PARTNERS, LLC
                    MADISON INVESTMENT PARTNERS 26, LLC
                         MADISON CAPITAL GROUP, LLC
                         THE HARMONY GROUP II, LLC

                              BRYAN E. GORDON
                    (Name of Filing Persons (Offerors))

                   UNITS OF LIMITED PARTNERSHIP INTERESTS
                       (Title of Class of Securities)

                                55307J 10 2
                   (CUSIP Number of Class of Securities)

                              Bryan E. Gordon
                         Madison Capital Group, LLC
                         410 Park Avenue, Suite 540
                          New York, New York 10022
                               (646) 840-1242

                                  Copy to:
                         Steven G. Scheinfeld, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

         (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                         CALCULATION OF FILING FEE

Transaction Valuation*                                     Amount of Filing Fee
----------------------                                     --------------------

$11,298,199                                                             $914.02

----------------


*For purposes of calculating the filing fee only. This amount assumes the purchase of 18,799 Units of the subject company at $601 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of the cash offered by the Purchaser.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $914.02                       Filing Party:  MLMP Acquisition Partners, LLC
Form or Registration Number: Schedule TO and          Date Filed: October 30, 2003 and November 4, 2003
                      Amendment No. 1 to Schedule TO


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                INTRODUCTION

     This Amendment No. 3 amends the Tender Offer Statement on Schedule TO (which together with Amendment Nos. 1 and 2 to the Tender Offer Statement on Schedule TO and this Amendment No. 3 to the Tender Offer Statement on Schedule TO constitutes the "Tender Offer Statement"), filed with the Securities and Exchange Commission on October 30, 2003 and amended on November 4, 2003 and November 10, 2003, relating to the tender offer by MLMP Acquisition Partners, LLC (the "Purchaser") and Madison Investment Partners 26, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon to purchase 18,799 units of limited partnership interests of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $601 per Unit, in cash, reduced by any cash distributions made or declared on or after October 30, 2003 (to the extent the Purchaser does not receive such distributions with respect to any Units accepted for payment), with interest at the rate of 3% per annum from the Expiration Date to the date of payment, upon the terms and conditions set forth in the Offer to Purchase, dated October 30, 2003, as supplemented by the Supplement to the Offer to Purchase dated November 4, 2003 and as amended on November 10, 2003 and November 21, 2003 (as amended or supplemented, the "Offer to Purchase"), and in the related Agreement of Assignment and Transfer and accompanying documents. Terms not otherwise defined herein shall have the meanings ascribed to them in the Tender Offer Statement and the Offer to Purchase.

     This Amendment No. 3 is filed to make changes to the Offer to Purchase (see Exhibit (a)(1)).

     The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Tender Offer Statement.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase dated October 30, 2003, as amended on November 10, 2003 and November 21, 2003.
(a)(2) Form of Agreement of Assignment and Transfer.*
(a)(3) Letter to Unitholders dated October 30, 2003.*
(a)(4) Summary Publication of Notice of Offer dated October 30, 2003.*
(a)(5) Confidentiality Agreement between Madison Liquidity Investors 104, LLC and the Partnership, dated May 4, 1999.*
(a)(6) Supplement to the Offer to Purchase, dated November 4, 2003.*
(a)(7) Letter to Unitholders dated November 4, 2003.*
(a)(8) Press Release, dated November 4, 2003.*

-------------------------------------------
*  Previously filed.

                                 SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2003

                       MLMP ACQUISITION PARTNERS, LLC
          By: MADISON INVESTMENT PARTNERS 26, LLC, Managing Member



                          By: /s/ Bryan E. Gordon

                          -----------------------
                          Bryan E. Gordon, Managing Director

                    MADISON INVESTMENT PARTNERS 26, LLC

                          By: /s/ Bryan E. Gordon

                          -----------------------
                          Bryan E. Gordon, Managing Director

                         MADISON CAPITAL GROUP, LLC

                          By: /s/ Bryan E. Gordon

                          -----------------------
                          Bryan E. Gordon, Managing Director

                         THE HARMONY GROUP II, LLC

                          By: /s/ Bryan E. Gordon

                          -----------------------
                          Bryan E. Gordon, Managing Member

                          /s/ Bryan E. Gordon

                          -------------------
                          BRYAN E. GORDON

                               EXHIBIT INDEX

(a)(1) Offer to Purchase dated October 30, 2003, as amended on November 10, 2003 and November 21, 2003.
(a)(2) Form of Agreement of Assignment and Transfer.*
(a)(3) Letter to Unitholders dated October 30, 2003.*
(a)(4) Summary Publication of Notice of Offer dated October 30, 2003.*
(a)(5) Confidentiality Agreement between Madison Liquidity Investors 104, LLC and the Partnership, dated May 4, 1999.*
(a)(6) Supplement to the Offer to Purchase, dated November 4, 2003.*
(a)(7) Letter to Unitholders dated November 4, 2003.*
(a)(8) Press Release, dated November 4, 2003.*

-------------------------------------------
*  Previously filed.